UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15096

Merck Serono S.A.
(Translation of registrant’s name into English)

9, Chemin des Mines, Case Postale 54, CH-1202 Geneva, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

News Release

April 5, 2007

Merck Serono S.A. to Voluntarily Delist and Deregister Its Bearer Shares and American Depositary Shares (evidenced by American Depositary Receipts).

Geneva, Switzerland, April 5, 2007 - Merck Serono S.A. (“Merck Serono”) announced today that it has notified the New York Stock Exchange (the “NYSE”) of its intention to voluntarily withdraw its bearer shares and American Depositary Shares ("ADSs") – evidenced by American Depositary Receipts – from listing on the NYSE and from registration with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Merck Serono ADSs are currently traded on the NYSE under the symbol “SRA”. Each ADS represents a one-fortieth of a Merck Serono bearer share.

As an initial step in the delisting and deregistration, Merck Serono intends to file a Form 25 with the SEC on April 15, 2007 and expects the filing to be effective on April 25, 2007. It is expected that the NYSE will suspend trading of the ADSs beginning on April 25, 2007.

Merck Serono bearer shares (formerly, bearer shares of Serono S.A.) were the subject of a Swiss public tender offer by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH, a subsidiary of Merck KGaA. As a result of the tender offer, which expired on February 22, 2007, Merck KGaA (indirectly through various subsidiaries) acquired over 98% of the voting rights in Merck Serono. On February 28, 2007, Merck Vierte initiated a squeeze out procedure under Swiss law with respect to the remaining publicly held bearer shares of Merck Serono. The squeeze out will result in a cancellation of all

Merck Serono
9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1202 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland	Media Relations, USA	Investor Relations, USA
www.merckserono.net	Tel :+1 781 681 23 40	Tel:+1 781 681 25 52

Merck Serono publicly held bearer shares. Following completion of the squeeze out, Merck Serono’s securities will be delisted from the SWX Swiss Exchange.

Merck Serono shareholders subject to the squeeze out will receive compensation for their bearer shares in the same amount as shareholders who tendered their shares during the Swiss public tender offer, that is, CHF 1,100 net in cash per bearer share. As a consequence of the cancellation of the bearer shares, holders of ADSs will receive in U.S. dollars a proportionate amount based on the number of bearer shares their ADSs represent. Because each ADS represents a one-fortieth of one bearer share, a holder will be entitled to receive the U.S. dollar equivalent of CHF 27.50 per ADS. ADS holders will be required to bear any fees and expenses The Bank of New York, the depositary under the ADS program, may charge pursuant to the terms of the Deposit Agreement, which will be deducted from such U.S. dollar equivalent amount.

Merck Serono has notified the NYSE of its intention to delist its bearer shares and ADSs from the NYSE and has not arranged for listing and/or registration of the bearer shares or the ADSs on another U.S. national securities exchange or for their quotation in a quotation medium. The delisting and deregistration will allow Merck Serono to suspend its reporting requirements under the Exchange Act and eliminate related expenses.

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Forward-looking statements
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any changes in global, political, economic, business, competitive, market and regulatory forces. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Merck Serono S.A.
Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Merck
Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped about 35,000 employees (including Merck Serono) in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merck Serono S.A.
(Registrant)

Date	April 5, 2007	By: /s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer